SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 16 October 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 05 October 2026
99.2	Transaction in Own Shares dated 06 October 2026
99.3	Transaction in Own Shares dated 07 October 2026
99.4	Transaction in Own Shares dated 08 October 2026
99.5	Transaction in Own Shares dated 09 October 2026
99.6	Transaction in Own Shares dated 12 October 2026
99.7	Transaction in Own Shares dated 13 October 2026
99.8	Transaction in Own Shares dated 14 October 2026
99.9	Transaction in Own Shares dated 15 October 2026
99.10	Transaction in Own Shares dated 16 October 2026

Exhibit No: 99.1

05 October 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 02 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	02 October 2026

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	$ 159.5000

Highest price paid per share:	$ 162.7000

Average price paid per share:	$ 161.1767

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,159,314 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4978X_1-2026-10-2.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.2

06 October 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 05 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	05 October 2026

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	$ 159.5000

Highest price paid per share:	$ 161.1000

Average price paid per share:	$ 160.1494

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,158,314 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6949X_1-2026-10-5.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.3

07 October 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 06 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	06 October 2026

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	$ 159.6000

Highest price paid per share:	$ 161.0500

Average price paid per share:	$ 160.3551

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,157,314 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8819X_1-2026-10-6.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.4

08 October 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 07 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	07 October 2026

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	$ 159.6000

Highest price paid per share:	$ 160.4500

Average price paid per share:	$ 159.9589

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,156,314 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0705Y_1-2026-10-7.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.5

09 October 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 08 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	08 October 2026

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	$ 157.4000

Highest price paid per share:	$ 159.0000

Average price paid per share:	$ 158.2702

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,155,314 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2539Y_1-2026-10-8.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.6

12 October 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 09 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	09 October 2026

Aggregate number of ordinary shares purchased:	44,953

Lowest price paid per share:	$ 158.1000

Highest price paid per share:	$ 160.0000

Average price paid per share:	$ 159.3838

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,110,361 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4408Y_1-2026-10-9.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.7

13 October 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 12 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	12 October 2026

Aggregate number of ordinary shares purchased:	14,482

Lowest price paid per share:	$ 157.2500

Highest price paid per share:	$ 158.2500

Average price paid per share:	$ 157.8905

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,095,879 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6425Y_1-2026-10-12.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.8

14 October 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 13 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	13 October 2026

Aggregate number of ordinary shares purchased:	30,000

Lowest price paid per share:	$ 158.3500

Highest price paid per share:	$ 160.0000

Average price paid per share:	$ 159.1634

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,065,879 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8229Y_1-2026-10-13.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.9

15 October 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 14 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	14 October 2026

Aggregate number of ordinary shares purchased:	19,581

Lowest price paid per share:	$ 158.8500

Highest price paid per share:	$ 160.0000

Average price paid per share:	$ 159.5126

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,046,298 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0218Z_1-2026-10-14.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.10

16 October 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 15 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	15 October 2026

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	$ 160.8000

Highest price paid per share:	$ 165.0000

Average price paid per share:	$ 163.5503

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,036,298 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2059Z_1-2026-10-15.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	16 October 2026